SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

SEC
Mail Processing
Section

MAY 23 2008

Washington, DC
101

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

May 9, 2008 [redacted]

Our contact
Marianne Bergström

08002824

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published April 30, May 7 and 9, 2008.

Best regards,
Skanska AB

Marianne Bergström

PROCESSED
MAY 29 2008
THOMSON REUTERS

Published	Item	Document name	Required by
April 30, 2008	Press Release	Skanska sells ongoing retail park project in Burlöv	law and by the listing agreement with Stockholm Stock Exchange
May 7, 2008	Press Release	Three Month Report, January-March 2008	law and by the listing agreement with Stockholm Stock Exchange
May 9, 2008	Press Release	Skanska sells office at Lindhagens-terrassen in Stockholm for SEK 495 M, with a gain of about SEK 160 M	law and by the listing agreement with Stockholm Stock Exchange
May 9, 2008	Press Release	Skanska sells office property in Malmö for SEK 250 M, with capital gain of SEK 105 M	law and by the listing agreement with Stockholm Stock Exchange

dw 5/28

Press Release

April 30, 2008
08:30 am CET

Skanska sells ongoing retail park project in Burlöv

Skanska is selling an ongoing commercial development project in Burlöv outside Malmö. Buyer is a German investment fund. Occupancy will be in two steps during the fourth quarter of 2008 and the second quarter of 2009.

In accordance with Skanska's information policy the purchase price and the gain on commercial development projects are not disclosed during construction. The development gain is therefore reported quarterly in pace with completion of the project.

The property transaction covers all four retail warehouses at the Stora Bernstorp retail park in Burlöv's Municipality outside Malmö. The commercial area will comprise a total of about 37,000 square meters and is divided into four stages. The construction was started in autumn 2007 and will be completed in stages between Q4 2008 and Q2 2009. Skanska's investment amounts to about SEK 585 M. The construction project is being carried out by Skanska Sweden.

The contracted tenants include Coop Forum, Media Markt, Intersport, Flügger, Djurkompaniet, Sportex, Jula, Jysk and Sängkompaniet.

"We are very proud of being involved together with the Burlöv Municipality in developing and establishing the character of a new part of Burlöv. Previously, Skanska was involved in developing and building BMW's Nordic spare parts warehouse in the area, where we are now also developing a logistics center for Transfargo and a truck center for Volvo. Our leasing effort in Stora Bernstorp has been successful, and combined with strong demand from inventors, we chose to sell now and focus on future project opportunities," says Cecilia Fasth, President of Skanska Fastigheter Göteborg.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. *Office* operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland. Skanska Commercial Development Nordic Region is divided into three regional companies: Gothenburg, Stockholm and Öresund.

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For further information please contact:

Cecilia Fasth, President, Skanska Fastigheter Göteborg AB,
tel +46 70 528 38 15
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public Company (publ)

PRESS RELEASE

May 7, 2008

8:00 a.m. CET

Three Month Report, January–March 2008

Group highlights

SEK M	Jan-Mar 2008	Jan-Mar 2007
Revenue	31,546	28,520
of which revenue from divestments of properties in Commercial Development	*263*	*186*
Operating income	1,080	779
of which gains from divestments of properties in Commercial Development	*85*	*97*
Income after financial items	1,220	851
Profit for the period	878	605
Earnings per share for the period, SEK	2.09	1.43
Earnings per share for the period after dilution, SEK	2.08	1.43
Capital employed, SEK bn	26.1	25.3
Equity, SEK bn	20.6	20.4
Interest-bearing net receivables (+)/net debt (-), SEK bn	11.7	10.6
Return on capital employed, % [1]	26.2	23.0
Return on equity, % [1]	22.3	20.4
Operating cash flow before taxes, financing operations and dividends	-1,409	48
Order bookings, SEK bn [2]	34.3	38.5
Order backlog, SEK bn [2]	143.2	147.9

1 Rolling 12 months
2 Refers to Construction

January–March 2008 compared to January–March 2007

- Revenue amounted to SEK 31.5 billion (28.5). In Construction, revenue rose by 18 percent adjusted for currency rate effects.
- As reported earlier in a separate press release, operating income for the Group amounted to SEK 1,080 M (779). Operating income included a gain of SEK 643 M on the sale of its 50 per cent stake in the Ponte de Pedra hydropower plant in Brazil.
- Income after financial items amounted to SEK 1,220 M (851).
- Profit for the report period totaled SEK 878 M (605) and earnings per share amounted to SEK 2.09 (1.43).
- Operating cash flow before taxes, financing activities and dividends amounted to SEK -1,409 M (48).
- Order bookings decreased by 11 percent and amounted to SEK 34.3 billion (38.5). Adjusted for currency rate effects, order bookings decreased by 8 percent.
- Order backlog totaled SEK 143.2 billion (147.9), equivalent to 13 (15) months of construction.

For further information, please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Karin Lepasoon, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 74
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38, cell phone +46 70 543 88 38

This report will also be presented at a combined press and telephone conference at 11.00 a.m. CET on May 7. The press and telephone conference will take place at Radisson SAS Strand Hotel, Nybrokajen 9 in Stockholm, Sweden.

This and previous releases can also be found at www.skanska.com.

Comments from Skanska's President and CEO Johan Karlström:

- Most of our operations reported very good earnings during the first quarter. In Commercial Development, leasing activity was high. During the quarter, we signed leases for 81,000 sq. m (872,000 sq. ft.) of space. In Infrastructure Development we completed the sale of our stake in Ponte de Pedra for approximately SEK 1.1 billion with a gain of SEK 643 M, a good example of our ability to generate value in public private partnership projects.
- The strong development was unfortunately overshadowed by the project write-downs of SEK 335 M which we made in the U.K. as well as by a slowing residential market in the Nordic countries. Adjusted for the gain from the Ponte de Pedra divestment as well as the write-downs in the U.K., operating income was in line with the corresponding quarter last year.
- Financial market turmoil has continued, but our Construction business stream has not yet been noticeably affected. We have the advantage of broad geographic dispersion, a good mix of operations and a strong order backlog.

Market outlook

Construction

The outlook for building construction remains positive in Skanska's main markets and especially in the Nordic markets and in Central Europe, even though the growth rate is expected to decrease. In these markets, retail space and office buildings are among the stronger segments. In the U.K., the market in Skanska's segments remains stable. The same is true for Skanska's largest segments in the U.S. building construction market – healthcare and education.

The market outlook in the Nordic as well as Central European civil construction markets is still positive. The outlook for U.S. civil construction is stable and remains good in New York.

The financial market turmoil around the world has not yet resulted in any noticeable change in requests for proposals from customers.

Residential Development

The underlying need for new residential units remains good in Sweden and Finland. However, the housing markets are slowing due to uncertain economic conditions. In several markets, home prices have leveled off or even fallen. Due to interest rate hikes and stricter lending practices, fewer people have an opportunity to buy a new home. A number of submarkets have had an oversupply for some time, for example Copenhagen. In Norway, because of higher interest rates and very high construction costs, this market will see fewer project start-ups and longer sales periods. In the Czech Republic and Slovakia, the housing market is showing continued good demand.

Commercial Development

Vacancy rates in modern properties in the office markets of Scandinavia and parts of Central Europe are declining, and rents are rising. As a consequence of increased project activity, investments are growing. In Scandinavia as well as Central Europe, there is continued good demand from the investor market for properties with efficient space in the right locations.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the United Kingdom is still large. In Skanska's other European markets, the supply of projects is more limited, although interest in PPP solutions has increased in Skanska's Central European markets. The lead times for PPP projects in the U.S. remain difficult to predict.

Order bookings and backlog in Construction, SEK bn


175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

During the first quarter of 2008, order bookings decreased by 11 percent compared to the same period of last year and totaled SEK 34.3 billion (38.5). Adjusted for currency rate effects, order bookings decreased by 8 percent. The comparative period included a project to build a stadium for two American football teams, the New York Jets and New York Giants, with a contract value amounting to USD 998 M, equivalent at that time to about SEK 7 billion.

During the first quarter, Skanska USA Civil signed a contract to construct a clean water treatment plant in Westchester, New York. Skanska's share of the contract amount is about SEK 3.5 billion. The same business unit also signed agreements for two highway projects in California worth SEK 425 M and SEK 390 M, respectively.

Skanska UK signed three major contracts. The largest is for construction of the St. Botolphs office centre in London and is worth about SEK 1.8 billion. The second assignment is for expansion of a hospital in Carstairs, Scotland, totaling about SEK 820 M. Finally, the business unit signed a contract for an expansion of the Dovegate training prison, worth about SEK 680 M.

In the Czech Republic, Skanska was contracted to build an 11 km (7 mi.) long stretch of the D1 highway in the eastern part of the country for about SEK 1 billion. Skanska Czech Republic also received an assignment worth about SEK 365 M to build a short stretch of the D47 highway.

Skanska USA Building was awarded the construction management contract for an addition to the Virginia Mason Medical Center in Seattle, Washington, totaling about SEK 730 M. In a 50/50 joint venture with Skanska Latin America, the same business unit also obtained an assignment to build a gas pipeline in Puerto Rico. The contract amount is about SEK 475 M. Skanska Latin America also secured a contract to build a hydrodesulphurization unit at a refinery in Brazil, with a contract amount of about SEK 960 M.

In Norway, Skanska received two major assignments during the first quarter. One is related to the first part of the expansion of the new Fornebu residential area in Oslo. The contract amount is about SEK 430 M. The second assignment is to build an office and technology center in Asker, outside Oslo, for about SEK 425 M.

Skanska Sweden started a project that includes planning, construction, operation and maintenance of a detention facility in Sollentuna, outside Stockholm. The construction project is valued at an estimated SEK 650 M.

Order backlog

Order backlog decreased by 3 percent and totaled SEK 143.2 billion (147.9) at the end of the first quarter. Adjusted for currency rate effects, order backlog rose by 6 percent. Order backlog was equivalent to about 13 (15) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Mar 2008	Jan-Mar 2007
Revenue		
Construction	30,521	26,754
Residential Development	1,965	2,042
Commercial Development	343	265
Infrastructure Development	15	8
Central and eliminations	-1,298	-549
Skanska Group	**31,546**	**28,520**
Operating income		
Construction	482	663
Residential Development	151	246
Commercial Development[1]	38	76
Infrastructure Development	581	-96
Central	-151	-122
Eliminations[1]	-21	12
Operating income	**1,080**	**779**
Net interest items	176	118
Change in fair value	-25	-26
Other net financial items	-11	-20
Net financial items	**140**	**72**
Income after financial items	**1,220**	**851**
Taxes	-342	-246
Profit for the period	**878**	**605**
Attributable to		
Equity holders	873	600
Minority interest	5	5
Earnings per share for the period, SEK	2.09	1.43
Earnings per share for the period after dilution, SEK	2.08	1.43

1 Of which gains from divestments of commercial properties reported in:

Commercial Development	80	97
Eliminations	5	0

Revenue increased by 11 percent and totaled SEK 31.5 billion (28.5). Adjusted for currency rate effects, revenue rose by 15 percent. Revenue of the Construction business stream increased by 18 percent in local currencies. The negative currency rate effect on Construction revenue was 4 percent.

Operating income amounted to SEK 1,080 M (779). Currency rate effects reduced operating income by SEK 16 M.

In the Construction business stream, operating income decreased by 27 percent and amounted to SEK 482 M (663). The operating margin decreased to 1.6 (2.5) percent. During the first quarter, Skanska made project write-downs mainly in three projects in the United Kingdom totaling SEK 335 M, which explains the lower operating income. In most of Skanska's other markets, the operating margin improved. For example, this is true of Skanska Sweden, with an operating margin that rose to 4.8 (3.7) percent, Skanska USA Civil where it rose to 5.1 (2.5) percent and Skanska USA Building at 1.2 (0.8) percent. Skanska Finland made project write-downs mainly in a few civil construction projects, which lowered earnings. During 2007 Skanska divested its Construction units in Denmark. As a result, Denmark is no longer reported as a separate market in Construction, but instead is included in the item "Central".

In Residential Development, operating income totaled SEK 151 M (246). The operating margin in this business stream amounted to 7.7 (12.0) percent. A continued slowdown in housing markets combined with general uncertainty among home purchasers resulted in lower business volume and fewer project start-ups. Combined with continued cost inflation, this is adversely affecting margins – especially in Danish and Finnish operations, which both reported a loss during the first quarter. Earnings in Norwegian operations also included a capital gain of about SEK 50 M on the sale of land. Sweden and the Czech Republic are showing good earnings.

Operating income in the Commercial Development business stream totaled SEK 38 M (76). Operating income in the business stream included capital gains from property divestments amounting to SEK 80 M (97). Of this, SEK 54 M (33) is attributable to ongoing projects that were divested ahead of completion. For these projects, Skanska applies the percentage of completion method.

The operating income of the Infrastructure Development business stream amounted to SEK 581 M (-96). During the first quarter, Skanska completed the sale of its 50 percent stake in the Ponte de Pedra hydropower project for approximately SEK 1.1 billion, with a gain of SEK 643 M. This gain represents SEK 550 as reported earlier as well as a positive currency impact and income during 2008.

Net interest income amounted to SEK 176 M (118). Capitalization of interest expenses in ongoing projects for Skanska's own account totaled SEK 38 M (14). The net change in the market value of financial instruments amounted to SEK -25 M (-26). Other financial items totaled SEK -11 M (20) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 1,220 M (851). Taxes for the report period amounted to SEK -342 M (-246), equivalent to a tax rate of about 28 (29) percent. Profit for the period totaled SEK 878 M (605). Earnings per share for the period amounted to SEK 2.09 (1.43).

Investments and divestments

SEK M	Jan-Mar 2008	Jan-Mar 2007
Investments	-3,190	-2,478
Divestments	2,791	1,418
Net investments[1]	-399	-1,060
1 Of which strategic investments/divestments	-1	-48

In the Construction business stream, investments totaled SEK -521 M (-474). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK -169 M (-322). During the period, depreciation of property, plant and equipment amounted to SEK -301 M (-281). During the comparative period, the acquisition of the Slovakian company Stamart was included under strategic investments.

In Residential Development, investments amounted to SEK -1,129 M (-1,495), of which approximately SEK 200 M was related to land acquisition equivalent to about 800 building rights. On a net basis, the number of building rights rose during the report period by about 400 units. Net divestments in Residential Development operations totaled SEK 40 M (-418).

In Commercial Development, investments rose to SEK -1,510 M (-489). Of this, about SEK 400 M was related to investments in land. Divestments in the form of sale of completed properties and ongoing projects totaled SEK 263 M (186). Net investments in Commercial Development amounted to SEK -1,247 M (-303).

Investments in Infrastructure Development amounted to SEK -5 M (-8) and divestments totaled SEK 1,096 M (0). During the first quarter, Skanska divested its stake in the Ponte de Pedra hydropower project. Net divestments in Infrastructure Development totaled SEK 1,091 M (-8).

The Group's total investments amounted to SEK -3,190 M (-2,478). Divestments totaled SEK 2,791 M (1,418), and the Group's net investments amounted to SEK -399 M (-1,060).

Operating cash flow and changes in interest-bearing net debt/receivables

SEK M	Jan-Mar 2008	Jan-Mar 2007
Cash flow from business operations and net strategic investments by business stream		
Construction	-871	910
Residential Development	-390	-319
Commercial Development	-1,095	-234
Infrastructure Development	1,038	-78
Central and eliminations	-91	-231
Cash flow before taxes, financing operations and dividends	-1,409	48
Taxes paid	-386	-243
Net interest items and other financial items	138	91
Dividend etc.[1]	-73	-4
Cash flow before change in interest-bearing receivables and liabilities	-1,730	-108
Translation differences, net receivables/net debt	-316	122
Change in pension liability	-823	114
Interest-bearing liabilities acquired/divested	0	6
Other changes, interest-bearing net receivables/net debt	-33	47
Change in interest-bearing net receivables/net debt	-2,902	181
1 of which repurchase of shares	-63	-

Cash flow before taxes, financing operations and dividends amounted to SEK -1,409 M (48).

In Construction, cash flow totaled SEK -871 M (910). Cash flow is normally strongest in the fourth quarter due to settlement of projects and pre-payments for new projects. This is normally reversed in the first quarter when Skanska makes corresponding settlements with its subcontractors and suppliers. During the fourth quarter of 2006 and the first quarter of 2007 this phenomenon did not occur, which explains the higher cash flow in the comparative period. In Residential Development, cash flow amounted to SEK -390 M (-319). In Commercial Development, cash flow from business operations totaled SEK -1,095 M (-234). The larger negative figure was mainly an effect of increased investments in ongoing projects. In Infrastructure Development, cash flow amounted to SEK 1,038 M (-78), where the increase was due to payment from the sale of Skanska's stake in the Ponte de Pedra hydropower station in Brazil.

Taxes paid amounted to SEK -386 M (-243). Dividends, repurchase of shares and adjustments of minority interest amounted to SEK -73 M (-4). Cash flow before changes in interest-bearing receivables and liabilities totaled SEK -1,730 M (-108). The change in interest-bearing net debt/receivables amounted to SEK -2,902 M (181).

Financial position

During the report period, the Group's interest-bearing net cash position decreased by SEK 2.9 billion, amounting to SEK 11.7 billion (December 31, 2007: 14.6). Interest-bearing loans plus interest-bearing pensions and provisions totaled SEK 5.5 billion (December 31, 2007: 4.8). Of this amount, "Interest-bearing pensions and provisions" totaled SEK 2.0 billion (December 31, 2007: 1.3).

At the end of the period, capital employed amounted to SEK 26.1 billion (December 31, 2007: 25.6).

The equity of the Group totaled SEK 20.6 billion (December 31, 2007: 20.7). The net debt/equity ratio amounted to -0.6 (December 31, 2007: -0.7) and the equity/assets ratio was 26.6 (December 31, 2007: 26.3) percent.

Total assets in the consolidated balance sheet amounted to SEK 77.6 billion (December 31, 2007: 78.9). This sum was influenced by negative currency rate effects of SEK 1.8 billion.

The carrying amount of current-asset properties total SEK 14.7 billion (December 31, 2007: 13.2), of which Commercial Development current-asset properties accounted for SEK 7.5 billion (December 31, 2007: 6.3). See the table on page 15.

Surplus values in the Commercial Development and Infrastructure Development business streams

The appraisal of market values in Commercial Development showed surplus values of SEK 2.2 billion (December 31, 2007: 1.9). Starting on January 1, 2008 Skanska is reporting the market value of completed projects plus undeveloped land and development properties. For ongoing projects, Skanska reports accrued market value, which is defined as the carrying amount at the end of the period plus the estimated surplus value upon completion multiplied by the degree of completion and the percentage of pre-leasing. See page 15 for more details.

At the end of the report period, the adjusted appraisal of market values in Infrastructure Development showed surplus values at the Group level of SEK 6.3 billion (December 31, 2007: 6.5). See page 16 for more details.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Mar 2008	Jan-Mar 2007	Mar 31 2008	Mar 31 2007	Dec 31 2007
U.S. dollar	6.28	7.01	5.94	7.03	6.43
British pound	12.41	13.71	11.80	13.76	12.85
Norwegian crown	1.18	1.13	1.17	1.15	1.18
Euro	9.40	9.19	9.39	9.35	9.45

Personnel

The average number of employees in the Group was 57,700 (58,009).

Accounting principles

This interim report has been prepared in compliance with IAS 34, "Interim financial reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2007.

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project in unique. Size, shape, environment – everything varies for each new assignment. The construction industry differs in this way from typical manufacturing that operates in permanent facilities with long production runs.

In Skanska's operations there are many different types of contractual mechanisms. The degree of risk associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparations to completion of the assignment, with regard to technical, legal and financial risks.

For further information about risks and a description of key estimates and judgments, see the Report of the Directors and Note 2 and 6 in the Annual Report for 2007.

Other matters

Repurchases of shares

As authorized by the Extraordinary Shareholders' Meeting held in November 2007, Skanska repurchased 725,000 of its own Series B shares during the period up to the Annual Shareholders' Meeting 2008. At the Annual Shareholders' Meeting, the Board of Directors proposed and received approval for a new authorization to acquire the Company's own Series B shares. This authorization may be exercised on one or more occasions but no later than before the Annual Shareholders' Meeting in 2009. The maximum acquisition is 4,500,000 shares and the purpose of the acquisition is to ensure delivery of shares to the participants in the Skanska Employee Ownership Program. Acquisition may only occur at a price within the applicable share price interval, i.e. the interval between the highest buy price and the lowest sell price, on the OMX Nordic Exchange Stockholm on each occasion. At the meeting on May 6, the Board of Directors decided to exercise its authorization by the Annual Shareholders' Meeting to repurchase shares on the conditions stated above.

Events after the close of the report period

Property divestments during the second quarter

As of today (May 7), Skanska has divested one ongoing retail project in Sweden during the second quarter of 2008. The development gain is reported quarterly in pace with completion of the project.

Financial reports during 2008

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports during the 2008 financial year will be published on the following dates:

July 24	Six Month Report
November 4	Nine Month Report

Solna, May 7, 2008

JOHAN KARLSTRÖM

President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement

SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Revenue	31,546	28,520	141,807	138,781
Cost of sales	-29,179	-26,055	-128,931	-125,807
Gross income	**2,367**	**2,465**	**12,876**	**12,974**
Selling and administrative expenses	-1,970	-1,767	-8,173	-7,970
Income from joint ventures and associated companies	683	81	1004	402
Operating income	**1,080**	**779**	**5,707**	**5,406**
Financial income [1]	222	156	712	646
Financial expenses [1]	-82	-84	-383	-385
Net financial items	**140**	**72**	**329**	**261**
Income after financial items	**1,220**	**851**	**6,036**	**5,667**
Taxes	-342	-246	-1,642	-1,546
Profit for the period	**878**	**605**	**4,394**	**4,121**
Attributable to:				
Equity holders	873	600	4,369	4,096
Minority interest	5	5	25	25
Key financial figures				
Earnings per share, SEK	2.09	1.43	10.44	9.78
Earnings per share after dilution, SEK	2.08	1.43	10.42	9.77
Average number of shares [2]	418,505,957	418,553,072	418,505,957	418,553,072
Depreciation, non-current assets	-309	-296	-1,300	-1,287
Impairment loss, goodwill	0	0	-8	-8
Return on capital employed, % [2]	26.2	23.0		25.0
Return on equity, % [2]	22.3	20.4		21.1
Average number of employees	57,700	58,009		60,435
1 of which				
Interest income	210	156	681	627
Interest expenses	-34	-38	-161	-165
Net interest	176	118	520	462
Change in fair value	-25	-26	-103	-104
Other net financial items	-11	-20	-88	-97
Net financial items	140	72	329	261

2 Rolling 12 months

Summary cash flow statement

SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Cash flow from operating activities	-2,541	237	6,321	9,099
Cash flow from investing activities	-573	-219	-2,800	-2,446
Cash flow from financing activities	-82	49	-3,825	-3,694
Cash flow for the period	**-3,196**	**67**	**-304**	**2,959**

Changes in equity

SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Opening balance	20,724	19,337	20,419	19,337
Attributable to equity holders				
Dividend	0	0	-3,453	-3,453
Translation differences	-185	399	62	646
Effects of actuarial gains and losses on pensions	-667	89	-688	68
Effects of equity-settled share-based payments	14	17	25	28
Effects of cash flow hedges	-6	-28	-39	-61
Repurchase of shares	-63	0	-63	0
Change, minority interest	-67	0	-29	38
Profit for the period attributable to				
Equity holders	873	600	4,369	4,096
Minority	5	5	25	25
Closing balance	**20,628**	**20,419**	**20,628**	**20,724**
Number of shares	418,553,072	418,553,072		418,553,072
Number of own shares, Series D	4,500,000	4,500,000		4,500,000
Number of repurchased shares during the period, Series B at the average share price of SEK 114.45	550,000	-		0
Number of shares after repurchase	418,003,072	-		418,553,072
Number of shares after repurchase and dilution	418,598,452	418,890,718		419,080,464
Average number of shares after repurchase	418,505,957	418,553,072		418,553,072
Average number of shares after repurchase and dilution	418,973,171	418,793,492		418,985,591
Average dilution, percentage	0.11	0.06		0.10

Group net investments

SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
OPERATIONS - INVESTMENTS				
Intangible assets	-11	-8	-41	-38
Property, plant and equipment	-396	-390	-1,900	-1,894
Assets in Infrastructure Development	-5	-8	-70	-73
Shares and participations	-3	-15	-28	-40
Current-asset properties	-2,770	-2,007	-8,446	-7,683
of which Residential Development	*-1,151*	*-1,482*	*-4,652*	*-4,983*
of which Commercial Development	*-1,508*	*-489*	*-3,381*	*-2,362*
of which other commercial properties	*-111*	*-36*	*-413*	*-338*
Investments	**-3,185**	**-2,428**	**-10,485**	**-9,728**
OPERATIONS - DIVESTMENTS				
Intangible assets	1	0	3	2
Property, plant and equipment	208	92	623	507
Assets in Infrastructure Development	988	0	1,166	178
Shares and participations	13	0	75	62
Current-asset properties	1,577	1,324	9,117	8,864
of which Residential Development	*1,173*	*1,077*	*5,489*	*5,393*
of which Commercial Development	*263*	*186*	*2,873*	*2,796*
of which other commercial properties	*141*	*61*	*755*	*675*
Divestments	**2,787**	**1,416**	**10,984**	**9,613**
Net investments in operations[1]	**-398**	**-1,012**	**499**	**-115**
STRATEGIC INVESTMENTS				
Businesses	-5	-50	-29	-74
Strategic investments	**-5**	**-50**	**-29**	**-74**
STRATEGIC DIVESTMENTS				
Businesses	4	2	194	192
Shares and participations	0	0	0	0
Strategic divestments	**4**	**2**	**194**	**192**
Net strategic investments[1]	**-1**	**-48**	**165**	**118**
TOTAL NET INVESTMENTS[1]	**-399**	**-1,060**	**664**	**3**
Depreciation, non-current assets	-309	-296	-1,300	-1,287

1 When the value is positive it is a net divestment

Consolidated operating cash flow

SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Cash flow from business operations before change in working capital	307	490	4,103	4,286
Change in working capital	-1,180	650	2,602	4,432
Net investments in business operations	-398	-1,012	499	-115
Cash flow adjustment, net investments	-137	-32	187	292
Taxes paid in business operations	-345	-199	-1,274	-1,128
Cash flow from business operations	**-1,753**	**-103**	**6,117**	**7,767**
Net interest items and other net financial items	138	91	219	172
Taxes paid in financing operations	-41	-27	-66	-52
Cash flow from financing operations	**97**	**64**	**153**	**120**
CASH FLOW FROM OPERATIONS	**-1,656**	**-39**	**6,270**	**7,887**
Net strategic investments	-1	-48	165	118
Taxes paid on strategic divestments	0	-17	0	-17
Cash flow from strategic investments	**-1**	**-65**	**165**	**101**
Dividend etc.[1]	-73	-4	-3,527	-3,458
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-1,730**	**-108**	**2,908**	**4,530**
Change in interest-bearing receivables and liabilities	-1,466	175	-3,212	-1,571
CASH FLOW FOR THE PERIOD	**-3,196**	**67**	**-304**	**2,959**
Cash and cash equivalents at the beginning of the period	14,209	10,970	11,106	10,970
Reclassification in cash and cash equivalents	0	0	400	400
Exchange rate differences in cash and cash equivalents	-225	69	-414	-120
Cash and cash equivalents at the end of the period	**10,788**	**11,106**	**10,788**	**14,209**
Change in interest-bearing net receivables/net debt	-2,902	181	1,121	4,204
1 of which repurchase of shares	-63	-	-63	-

Balance sheet

SEK M	Mar 31 2008	Mar 31 2007	Dec 31 2007
ASSETS			
Non-current assets			
Property, plant and equipment	5,850	5,668	5,973
Goodwill	4,407	4,662	4,584
Intangible assets	652	730	658
Investments in joint ventures and associated companies	1,621	2,007	1,945
Financial non-current assets [1, 3]	573	942	728
Deferred tax assets	938	1,382	956
Total non-current assets	**14,041**	**15,391**	**14,844**
Current assets			
Current-asset properties [2]	14,697	13,096	13,198
Inventories	722	508	769
Financial current assets [3]	6,128	3,606	4,686
Tax assets	656	503	411
Gross amount due from customers for contract work	6,327	6,211	5,656
Trade and other receivables	24,271	22,295	25,168
Cash equivalents	1,831	3,320	521
Cash	*8,957*	*7,786*	*13,688*
Total current assets	**63,589**	**57,325**	**64,097**
TOTAL ASSETS	**77,630**	**72,716**	**78,941**
of which interest-bearing non-current assets	*504*	*844*	*634*
of which other interest-bearing current assets	*16,675*	*14,557*	*18,781*
Total interest-bearing assets	*17,179*	*15,401*	*19,415*
EQUITY			
Equity attributable to equity holders	20,480	20,267	20,514
Minority interest	148	152	210
Total equity	**20,628**	**20,419**	**20,724**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities [3]	936	2,421	955
Pensions	1,886	1,233	1,149
Deferred tax liabilities	1,986	2,365	2,069
Non-current provisions	58	119	96
Total non-current liabilities	**4,866**	**6,138**	**4,269**
Current liabilities			
Financial current liabilities [3]	2,763	1,196	2,703
Tax liabilities	956	803	891
Current provisions	3,783	3,587	3,646
Gross amount due to customers for contract work	14,750	12,932	15,748
Trade and other payables	29,884	27,641	30,960
Total current liabilities	**52,136**	**46,159**	**53,948**
TOTAL EQUITY AND LIABILITIES	**77,630**	**72,716**	**78,941**
of which interest-bearing financial liabilities	*3,502*	*3,471*	*3,569*
of which interest-bearing pensions and provisions	*1,998*	*1,372*	*1,265*
Total interest-bearing liabilities	*5,500*	*4,843*	*4,834*

Key financial figures

Capital employed, closing balance	26,128	25,262	25,558
Capital employed, average	24,342	23,577	24,089
Equity/assets ratio, %	26.6	28.1	26.3
Interest-bearing net receivables (+)/net debt (-), SEK m	11,679	10,558	14,581
Debt/equity ratio	-0.6	-0.5	-0.7

1 of which shares	69	87	92
2 Current-asset properties			
Commercial Development	7,481	5,997	6,260
Other commercial properties	784	1,005	748
Residential Development	6,432	6,094	6,190
	14,697	13,096	13,198

3 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts:

Financial non-current assets	0	11	2
Financial current assets	241	155	114
Financial non-current liabilities	0	0	0
Financial current liabilities	198	146	89

Note Contingent liabilities

Contingent liabilities amounted to SEK 4.3 billion on Mar 31, 2008 (Dec 31, 2007: 5.1). During the period the contingent liabilities decreased by SEK 0.8 billion.

Parent Company income statement

SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Net sales	0	0	75	75
Cost of sales and selling and administrative expenses	-108	-109	-493	-494
Operating income	-108	-109	-418	-419
Net financial items	-27	-21	3,584	3,590
Income after financial items	-135	-130	3,166	3,171
Taxes	37	36	-49	-50
Profit for the period	-98	-94	3,117	3,121

Parent Company balance sheet

SEK M	Mar 31 2008	Mar 31 2007	Dec 31 2007
ASSETS			
Intangible non-current assets	14	21	14
Property, plant and equipment	2	3	2
Financial non-current assets [1]	11,417	18,457	11,437
Total non-current assets	11,433	18,481	11,453
Current receivables	99	180	159
Total current assets	99	180	159
TOTAL ASSETS	11,532	18,661	11,612
EQUITY AND LIABILITIES			
Equity	7,886	8,286	8,048
Provisions	176	175	175
Non-current interest-bearing liabilities [1]	3,396	10,157	3,307
Current liabilities	74	43	82
TOTAL EQUITY AND LIABILITIES	11,532	18,661	11,612
Average number of employees	80	72	79

1 Of these amounts, SEK 711 M (Dec 31 2007: 719) were intra-Group receivables and SEK 3,396 M (Dec 31, 2007: 3,307) intra-Group liabilities.

Note Pledged assets and contingent liabilities

The Parent Company's contingent liabilities amounted to SEK 88.4 billion (Dec 31, 2007: 90.7).

Additional information

Business streams

Construction

SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Revenue	30,521	26,754	133,025	129,258
Gross income	**2,006**	**1,955**	**10,405**	**10,354**
Selling and administrative expenses	-1,537	-1,303	-6,222	-5,988
Income from joint ventures and associated companies	13	11	79	77
Operating income	**482**	**663**	**4,262**	**4,443**
Investments	-521	-474	-2,353	-2,306
Divestments	352	152	1,389	1,189
Net investments	**-169**	**-322**	**-964**	**-1,117**
Cash flow from operations before investments and change in working capital	736	817	5,481	5,562
Change in working capital	-1,260	434	2,699	4,393
Net investments in operations	-168	-274	-939	-1,045
Cash flow adjustment, net investments	-178	-19	-289	-130
Operating cash flow from business operations [1]	-870	958	6,952	8,780
Net strategic investments	-1	-48	-25	-72
Cash flow	**-871**	**910**	**6,927**	**8,708**
Gross margin, %	6.6	7.3	7.8	8.0
Selling and administrative expenses, %	-5.0	-4.9	-4.7	-4.6
Operating margin %	1.6	2.5	3.2	3.4
Capital employed, SEK bn	1.9	1.6		0.7
Order bookings, SEK bn	34.3	38.5	139.2	143.4
Order backlog, SEK bn	143.2	147.9		146.0
Employees	56,376	55,151		57,857

1 Before taxes, financing operations and dividends

Residential Development

SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Revenue	1,965	2,042	7,602	7,679
Gross income	**326**	**321**	**1,163**	**1,158**
Selling and administrative expenses	-175	-140	-584	-549
Income from joint ventures and associated companies	0	65	50	115
Operating income	**151**	**246**	**629**	**724**
Investments	-1,129	-1,495	-4,627	-4,993
Divestments	1,169	1,077	5,508	5,416
Net investments	**40**	**-418**	**881**	**423**
Cash flow from operations before investments and change in working capital	-136	-92	-492	-448
Change in working capital	-116	292	-196	212
Net investments in operations	40	-418	881	423
Cash flow adjustment, net investments	-178	-101	118	195
Operating cash flow from business operations [1]	-390	-319	311	382
Net strategic investments	0	0	0	0
Cash flow	**-390**	**-319**	**311**	**382**
Operating margin, %	7.7	12.0	8.3	9.4
Capital employed, SEK bn	4.9	4.7		4.4
Return on capital employed (RoCE), % [2]	12.6	27.3		14.9
Employees	627	526		565

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Revenue	343	265	3,208	3,130
Gross income	105	132	1,123	1,150
Selling and administrative expenses[1]	-67	-57	-266	-256
Income from joint ventures and associated companies	0	1	15	16
Operating income	38	76	872	910
of which gain from divestments of properties[2]	80	97	1,034	1,051
of which operating net, completed properties[3]	24	30	107	113
of which write-downs/reversal of write-downs	0	0	-35	-35
Investments	-1,510	-489	-3,461	-2,440
Divestments	263	186	2,884	2,807
Net investments	-1,247	-303	-577	367
Cash flow from operations before investments and change in working capital	-40	-20	-137	-117
Change in working capital	-12	1	-204	-191
Net investments in operations	-1,247	-303	-577	367
Cash flow adjustment, net investments	204	88	355	239
Operating cash flow from business operations[4]	-1,095	-234	-563	298
Net strategic investments	0	0	0	0
Cash flow	-1,095	-234	-563	298
Capital employed, SEK bn	8.3	6.0		7.3
Return on capital employed (RoCE), %[5]	12.9	18.9		14.2
Employees	157	131		141

1 Of which cost for development organization	-67	-49	-230	-222
2 Additional gain included in eliminations was	5	0	34	29

3 After selling and administrative expenses

4 Before taxes, financing operations and dividends

5 Rolling 12 months

Infrastructure Development

SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Revenue	15	8	123	116
Gross income	-49	-48	-93	-92
Selling and administrative expenses	-34	-47	-175	-188
Income from joint ventures and associated companies	664	-1	838	173
Operating income	581	-96	570	-107
of which gains from divestments of shares in projects[1]	643	0	716	73
Investments	-5	-8	-70	-73
Divestments	1,096	0	1,274	178
Net investments	1,091	-8	1,204	105
Cash flow from operations before investments and change in working capital	-56	-78	-121	-143
Change in working capital	-12	8	5	25
Net investments in operations	1,091	-8	1,204	105
Cash flow adjustment, net investments	15	0	15	0
Operating cash flow from business operations[2]	1,038	-78	1,103	-13
Net strategic investments	0	0	0	0
Cash flow	1,038	-78	1,103	-13
Capital employed, SEK bn	3.0	2.5		2.5
Return on capital employed (RoCE), %[3]	22.3	-1.5		-4.2
Employees	119	115		121

1 Additional gain included in eliminations was	2	0	5	3

2 Before taxes, financing operations and dividends

3 Rolling 12 months

Construction, by business/reporting unit

	Revenue			
SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Sweden	6,836	6,093	28,132	27,389
Norway	3,152	2,957	12,950	12,755
Finland	1,844	1,872	9,723	9,751
Poland	1,073	1,095	7,878	7,900
Czech Republic	2,279	1,764	11,922	11,407
UK	4,501	3,888	18,304	17,691
USA Building	7,016	6,025	28,175	27,184
USA Civil	2,673	2,161	11,343	10,831
Latin America	1,147	899	4,598	4,350
Total	**30,521**	**26,754**	**133,025**	**129,258**

	Operating income			
SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Sweden	331	223	1,392	1,284
Norway	95	91	558	554
Finland	6	57	345	396
Poland	36	36	368	368
Czech Republic	21	9	491	479
UK	-287	101	-81	307
USA Building	85	49	331	295
USA Civil	135	53	625	543
Latin America	60	44	233	217
Total	**482**	**663**	**4,262**	**4,443**

	Operating margin, %			
SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Sweden	4.8	3.7	4.9	4.7
Norway	3.0	3.1	4.3	4.3
Finland	0.3	3.0	3.5	4.1
Poland	3.4	3.3	4.7	4.7
Czech Republic	0.9	0.5	4.1	4.2
UK	-6.4	2.6	-0.4	1.7
USA Building	1.2	0.8	1.2	1.1
USA Civil	5.1	2.5	5.5	5.0
Latin America	5.2	4.9	5.1	5.0
Total	**1.6**	**2.5**	**3.2**	**3.4**

	Order backlog		
SEK M	Mar 31 2008	Mar 31 2007	Dec 31 2007
Sweden	23,126	20,464	22,047
Norway	10,612	11,468	11,146
Finland	7,103	6,973	7,569
Poland	3,784	6,414	3,880
Czech Republic	14,209	12,674	11,950
UK	28,815	32,157	30,797
USA Building	28,094	34,855	31,526
USA Civil	23,357	19,061	22,497
Latin America	4,111	3,843	4,556
Total	**143,211**	**147,909**	**145,968**

	Order bookings			
SEK M	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Sweden	7,822	6,784	30,343	29,305
Norway	2,723	4,190	11,799	13,266
Finland	1,404	1,599	9,585	9,780
Poland	908	1,496	4,794	5,382
Czech Republic	4,016	1,155	12,205	9,344
UK	5,056	3,573	19,662	18,179
USA Building	5,931	14,109	26,424	34,602
USA Civil	5,397	3,739	19,334	17,676
Latin America	1,015	1,830	5,030	5,845
Total	**34,272**	**38,475**	**139,176**	**143,379**

Residential Development, by business/reporting unit

SEK M	Revenue				Operating income[1]			
	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007
Sweden	893	837	3,487	3,431	78	81	426	429
Norway	457	481	1,710	1,734	60	51	108	99
Denmark	84	313	382	611	-23	65	-113	-25
Finland	220	312	1,156	1,248	-6	36	84	126
Nordics	1,654	1,943	6,735	7,024	109	233	505	629
Czech Republic	311	99	867	655	42	13	124	95
Total	1,965	2,042	7,602	7,679	151	246	629	724

	Operating margin, %[1]				Return on capital employed[2]		
	Jan-Mar 2008	Jan-Mar 2007	Apr 2007-Mar 2008	Jan-Dec 2007	Apr 2007-Mar 2008	Apr 2006-Mar 2007	Jan-Dec 2007
Sweden	8.7	9.7	12.2	12.5	41.4	79.3	42.5
Norway	13.1	10.6	6.3	5.7	7.4	14.0	6.6
Denmark	-27.4	20.8	-29.6	-4.1	-10.7	26.6	-2.3
Finland	-2.7	11.5	7.3	10.1	7.2	23.0	11.9
Nordics	6.6	12.0	7.5	9.0	11.9	31.9	15.2
Czech Republic	13.5	13.1	14.3	14.5	49.3	26.1	32.2
Total	7.7	12.0	8.3	9.4	12.6	27.3	14.9

1 Development gain only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of the first quarter, there were 6,189 (5,906) residential units under construction. Of these, 72 (80) percent were sold. The number of completed unsold residential units totaled 264 (127), most of them located in Finland. During the report period, construction started on 979 (985) units. In the Nordic countries, the number of residential units started was 539 (985), while in the Czech Republic they totaled 440 (0). The number of residential units sold during the period was 838 (1,179). In the Nordic countries, the number of units sold totaled 521 (1,148), while sales in the Czech Republic totaled 317 (31) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 6.4 billion (December 31, 2007: 6.2). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 4.9 billion. This was equivalent to building rights for about 21,200 residential units. There were also about 2,100 building rights in associated companies.

Breakdown of carrying amount, March 31, 2008

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	365	2,644	91	3,100
Ongoing projects	1,198	3,116	166	4,480
Undeveloped land and development properties	4,869	1,722	526	7,117
Total	6,432	7,482	783	14,697

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value, Dec 31, 2007	Occupancy rate, %	Degree of completion, %
Completed projects	2,644	2,644	3,682	92	100
Undeveloped land and development properties	1,722	1,722	2,120		
Subtotal	4,366	4,366	5,802		
Ongoing projects[1]	3,116	7,778	3,879	65	41
Total	7,482	12,144	9,681		

Value creation in Commercial Development	Apr 2007-Mar 2008	Apr 2006-Mar 2007
Accrued development profit	1069	334
Cost of development organization	-230	-193
Total	839	141

1 Market value refers to accrued market value

Commercial Development had 25 projects underway, 18 of them in the Nordic countries. Ongoing projects represented leasable space of about 403,000 sq. m (4.34 million sq. ft.) and were 65 percent pre-leased, measured in rent. In addition to these projects, during the period one project with leasable space of 2,000 sq. m (21,500 sq. ft.) was sold before completion, with a pre-leasing level of 100 percent. At the end of the report period, the carrying amount for ongoing projects was SEK 3.1 billion (December 31, 2007: 2.1). Their carrying amount upon completion is expected to total SEK 7.8 billion, with an estimated market value of SEK 10.2 billion of which SEK 3.9 billion was accrued at the end of the period. The degree of completion in ongoing projects was about 41 percent.

The carrying amount of Skanska's portfolio of completed projects amounted to SEK 2.6 billion (December 31, 2007: 2.6), with an estimated market value, based on an appraisal dated December 2007, of about SEK 3.7 billion (December 31, 2007: 3.6). The occupancy rate, measured in rent, amounted to 92 percent (December 31, 2007: 89).

The carrying amount of Skanska's undeveloped land and development properties (building rights) totaled about SEK 1.7 billion (December 31, 2007: 1.5), with an estimated market value of about SEK 2.1 billion.

Value creation, which is defined as accrued development gains minus the cost of the project development organization, amounted to SEK 839 M (141) during the twelve-month period to March 31, 2008. The target for the period 2008-2010 is to report value creation of SEK 500-700 M on an annual basis. During the first quarter, value creation totaled SEK 394 M (24).

At the end of the period, accumulated eliminations of internal project gains amounted to SEK 214 M (December 31, 2007: 186). These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Mar 31 2008	Dec 31 2007
Present value of cash flow from projects	8.8	9.4
Carrying amount	-2.1	-2.5
Present value of remaining investments	-0.8	-0.8
Unrealized development gain Skanska ID	**5.9**	**6.1**
Group eliminations	0.4	0.4
Unrealized development gain, Group	**6.3**	**6.5**

At the end of the report period, the present value of cash flows from projects amounted to SEK 8.8 billion (December 31, 2007: 9.4). The carrying amount of shares, participations, subordinated receivables and concessions totaled about SEK 2.1 billion (December 31, 2007: 2.5). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 1.0 billion (December 31, 2007: 1.1), with a present value of about SEK 0.8 billion (December 31, 2007: 0.8). In the consolidated accounts, Skanska eliminates gains from Construction equivalent to the Group's ownership share in projects. Altogether, these eliminations totaled about SEK 0.4 billion (December 31, 2007: 0.4) at the end of the period. The eliminations are reversed as projects are divested. On March 31, 2008, unrealized development gains at the Group level totaled about SEK 6.3 billion (December 31, 2007: 6.5). During the first quarter, the divestment of Skanska's stake in the Ponte de Pedra hydropower plant in Brazil was recognized as income. In conjunction with this, development gains of SEK 643 M were realized. The consolidated financial statements also included SEK 2 M in reversals of intra-Group profit eliminations due to the divestment.

Press Release

May 9, 2008
08:30 am CET

Skanska sells office at Lindhagensterrassen in Stockholm for SEK 495 M, with a gain of about SEK 160 M

Skanska is selling the Gångaren 18 property in Stockholm for SEK 495 M to AFA Sjukförsäkringsaktiebolag. The capital gain amounts to about SEK 160 M and is being recognized in the second quarter of 2008. Occupancy is in June 2008.

The building, comprising approximately 10,500 square meters of office space and additional parking, was completed at Lindhagensterrassen on Kungsholmen in spring 2007. Tenants include Storstockholms Lokaltrafik (Stockholm Transport-SL), Stockholm County Council and Inspecta.

The Gångaren 18 property is one of Skanska's commercial development projects at Lindhagensterrassen. Since 1996, Skanska has developed about 140,000 square meters of commercial properties in the area and invested about SEK 5 billion. Other tenants in the area include Electrolux, Hi3G and Skandia. Skanska is also developing residential projects at Lindhagensterrassen.

"This is the third transaction with Skanska at Lindhagensterrassen. We believe the area will continue to develop favorably and, consequently, that this is a solid investment. Naturally, it is also a plus both for us as owners and for our tenants that Skanska can offer such highly energy-efficient buildings," says Tomas Ingemarsson, Property Manager, AFA Försäkring.

"We are pleased about the trust AFA has shown in us through again selecting one of our projects. We are also proud to have developed a section of the city that previously had a suburban character into one of Stockholm's most attractive office and residential areas. It is a good example of our capabilities as a City Builder," says Jan Odelstam, President, Skanska Properties Stockholm.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland. Skanska Commercial Development Nordic Region is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Jan Odelstam, President, Skanska Fastigheter Stockholm,
tel +46 70 590 37 23
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99
Tomas Ingemarsson, Property Manager, AFA Försäkring,
tel +46 708 92 85 41

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

May 9, 2008
1:00 pm CET

Skanska sells office property in Malmö for SEK 250 M, with capital gain of SEK 105 M

Skanska is selling the office property Scandinavian Center on Universitetsholmen in Malmö to Wihlborgs Fastigheter. The sales price amounts to SEK 250 M and the capital gain to SEK 105 M, which is reported in the second quarter of 2008. The new owner will takeover in September 2008.

The property comprises a total of 8,000 square meters of office space with Deloitte as one of the tenants. The building, constructed by Skanska in 1991, is located strategically adjacent to the planned exit from the City Tunnel.

"We already own many properties in Västra Hamnen and along Norra Vallgatan. With the purchase of Scandinavian Center, we gain another modern office building in the middle of our core market," says Anders Jarl, President of Wihlborgs Fastigheter AB.

"We are pleased to conclude another transaction with Wihlborgs," says Richard Hultin, President of Skanska Öresund. "The interest in Scandinavia Center has been strong. Consequently, we believe that the prospects are favorable for our continued development work with new properties on Universitetsholmen in Malmö."

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland. Skanska Commercial Development Nordic Region is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Richard Hultin, President Skanska Öresund,
tel +46 70-673 15 56
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

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